Filed by Liquidia Technologies, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Liquidia Corporation

Commission File No.: 333-240421

MERGER PROPOSAL — YOUR VOTE IS IMPORTANT

September 18, 2020

Dear Liquidia Technologies, Inc. Stockholders:

On behalf of the Board of Directors of Liquidia Technologies, Inc. (“Liquidia”), we are pleased to enclose the proxy statement/prospectus relating to the proposed acquisition of RareGen, LLC (“RareGen”), a portfolio company of PBM Capital Group, pursuant to the terms of an Agreement and Plan of Merger, dated June 29, 2020 (the “Merger Agreement”).

In connection with the merger, you are cordially invited to virtually attend a special meeting of Liquidia stockholders to be held on October 21, 2020, at 4:30 p.m., Eastern Time. As described in the enclosed proxy materials for the special meeting, Liquidia stockholders of record as of the close of business on September 14, 2020, which is the record date for the special meeting, will be entitled to vote at the special meeting.

Liquidia stockholders will be able to attend the special meeting online by visiting www.meetingcenter.io/287587626 at the date and time of the meeting. To be admitted to the virtual meeting, stockholders must enter the control number found on their proxy card or voting instruction form. Liquidia recommends that stockholders log-in at least 15 minutes before the special meeting starts to ensure that stockholders are logged in when the virtual meeting begins. Once admitted, stockholders will be able to vote their shares electronically and submit any questions during the meeting. Stockholders of record may also, and are strongly encouraged to, vote their shares in advance of the special meeting by following the instructions included in the proxy card or voting instruction form being delivered to stockholders with the other proxy materials.

We are confident that the acquisition of RareGen will create tremendous value for our stockholders, and importantly, for patients in need of alternative treatment options. This proposed transaction reinforces Liquidia’s commitment to the pulmonary arterial hypertension (PAH) community and continued pursuit to address the unmet needs of patients and the healthcare professionals who treat them. Specifically, the potential introduction of LIQ861 as a more convenient inhaled treprostinil over the currently available inhaled option, combined with RareGen’s parenteral treprostinil options, emphasize Liquidia’s commitment to addressing the patient continuum of treatment in PAH. In addition, acquiring RareGen will further enhance our organization’s knowledge base, customer reach and commercial planning in preparation for the potential launch of LIQ861, if approved. We encourage you to read the section entitled “Proposal 1 — The Merger Transaction: Liquidia’s Reasons for the Merger Transaction” for additional considerations the Liquidia Board of Directors considered in reaching its decision to approve and declare the advisability of the proposed acquisition.

Following the closing of the merger, Liquidia and RareGen will be wholly owned operating subsidiaries of a new holding company named Liquidia Corporation. Under the terms of the Merger Agreement, Liquidia Corporation will acquire 100 percent ownership of RareGen in exchange for an aggregate of 6,166,666 shares of Liquidia Corporation common stock, including 616,666 shares of Liquidia Corporation common stock which will be withheld from RareGen members to secure the indemnification obligations of RareGen members described therein. RareGen members are also entitled to receive in 2022, in the aggregate, up to 2,708,333 additional shares of Liquidia Corporation common stock if certain net sales thresholds of the generic treprostinil product owned by Sandoz Inc., which RareGen markets pursuant to a Promotion Agreement between the parties, are met in 2021.

At the special meeting of Liquidia stockholders, you will be asked to vote on (i) the adoption of the Merger Agreement and the transactions contemplated thereby; (ii) a proposal to approve the Liquidia Corporation 2020 Long-Term Incentive Plan, effective upon the completion of the proposed merger transaction; (iii) a proposal to approve the Liquidia Corporation 2020 Employee Stock Purchase Plan,

effective upon the completion of the proposed merger transaction; (iv) ratification of the appointment of PricewaterhouseCoopers LLP as Liquidia Corporation’s independent registered public accounting firm for the year ending December 31, 2020; and (v) a proposal to grant discretionary authority to the Liquidia Board of Directors to adjourn or postpone the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes in favor of Proposals 1, 2, 3 or 4.

The Liquidia Board of Directors has determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, are advisable, fair to and in the best interests of Liquidia and its stockholders and unanimously recommends that Liquidia stockholders vote “FOR” all proposals.

More information about the merger transaction and the proposals is contained in the enclosed proxy statement/prospectus. We urge all Liquidia stockholders to read the enclosed proxy statement/prospectus, including the annexes and the documents incorporated by reference therein, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 36 of the enclosed proxy statement/prospectus.

Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible, whether or not you plan to attend the special meeting, by following the instructions in the enclosed proxy statement/prospectus.

If you have any questions or require assistance in voting your shares of Liquidia stock, please call or e-mail Jason Adair, Liquidia Investor Relations, at (919) 328-4350 or Jason.adair@liquidia.com, respectively.

We hope you are able to virtually attend the special meeting and we look forward to the successful completion of the proposed merger.

On behalf of the Liquidia Board of Directors, thank you for your consideration and continued support.

Sincerely,

/s/ Neal F. Fowler
Chief Executive Officer of Liquidia Technologies, Inc.